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                                                                   EXHIBIT 99.D8

                        [LETTERHEAD OF MDT CORPORATION]


FOR IMMEDIATE RELEASE
July 10, 1996
Durham, North Carolina

          MDT CORPORATION RELEASES ESTIMATE OF FIRST QUARTER RESULTS,
                DISCUSSES ALTERNATIVES TO GETINGE TRANSACTION,
                     PUBLISHES LETTER FROM UNION EMPLOYEES

MDT Corporation (NASDAQ:MDTC) said today that bookings for the first quarter ended June 30, 1996, were $28,844,000 compared to $32,844,000 in the same quarter a year earlier, a decrease of 12.2%, reflecting ongoing weak domestic demand for hospital capital equipment and a decline in service bookings. The backlog of orders at June 30, 1996, was $24,649,000 compared to $28,496,000 a year earlier, a decrease of 13.5%.

Revenues were $28,035,000 in the recent quarter compared to $30,899,000 in the earlier quarter, a decrease of 9.3%. Before reorganization costs relating principally to personnel reductions, transaction costs relating to the pending tender offer by Getinge Industrier A.B., and financing costs relating to the existing and proposed credit facilities, the recent quarter is expected to result in a loss approximating $1,200,000, or $.18 a share. After such costs, the recent quarter is expected to result in a loss approximating $1,800,000, or $.27 a share.

The Company remains out-of-compliance with certain provisions of its amended bank credit agreement with Wells Fargo Bank and Chase Bank. A forbearance agreement is being negotiated with the banks while the Company seeks a financing commitment from Congress Financial Corporation to replace its existing bank credit agreement. No assurance can be given that a forbearance agreement or alternative financing will be obtained.

As previously announced, the Company and Getinge Industrier AB, a Swedish manufacturer of hospital and scientific equipment, signed a definitive merger agreement on May 12, 1996, pursuant to which Getinge will acquire all outstanding shares of the Company's common stock. Getinge commenced a tender offer on May 17, 1996, for such shares at a cash price of $4.50 per share. The tender offer was recently extended through July 12, 1996. Consummation of the tender offer and the merger is subject to customary terms and conditions, including tender by the holders of two-thirds of the shares to be acquired.

                                  -CONTINUED-


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Should the pending Getinge transaction not be consummated, the Company anticipates that it will consider selling or liquidating certain product lines and related assets and instituting further cost reduction measures. Significant charges may be incurred in connection with such actions, some of which might be recorded as of June 30, 1996. In that case, the loss experienced for the first quarter would be greater than that estimated above.

The Company said that a letter addressing the pending Getinge transaction had been received from union personnel at its Henrietta, New York, facility. A copy of the text of that letter is attached to this News Release.

MDT Corporation is a leading developer and manufacturer of sterility assurance systems and examining and operatory equipment, including related accessories and consumables, which it sells in the worldwide healthcare and scientific markets. The Company also provides service and distributes parts for its products in those markets through its Service Centers, domestic and foreign.


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                                                      ATTACHMENT TO NEWS RELEASE

TEXT OF LETTER FROM UNION PERSONNEL

TO:       Board of Directors, MDT Corporation

FROM: Local No. 2312, International Association of Machinists and Aerospace Workers

DATE:     July 3, 1996                 SUBJECT:  Getinge Offer


We, the Negotiating Committee for the International Association of Machinists and Aerospace Workers Local No. 2312, are writing this letter in reference to the current offer of $4.50 per share for the outstanding stock of MDT Corporation by Getinge Industrier, AB.

We represent over 200 workers and the five of us on the Negotiating Committee have 104 combined years of service with the Company. We feel that we should provide our viewpoint, via our Board of Directors, regarding the proposed merger to the shareholders as they decide whether or not to tender their stock in favor of this merger. This important decision is not just about money, it is also about jobs and families, and we thought that we could shed some light on our perspective, from the "inside".

From our perspective, we have experienced first-hand the decline of what was once a profitable business to the struggling business of today. We know that our customer base is shrinking, the demand for new equipment is declining, that ever-increasing price pressure has driven profits down, and that our factory is over-capacity. As a result, we have seen our co-workers laid-off and felt the impact it has had on their families.

Even in light of the above listed conditions, we firmly believe that combined with Getinge, we could win more market share from our competition and become profitable once again. This merger would provide us with additional products and channels of distribution to increase our factory's run rate. We are up to these challenges and strongly believe the merger with Getinge would give us the best possible opportunity to secure our futures.

So, to sum-up our perspective from within the factory, the shares of MDT stock owned by Local 2312 have been unanimously voted to be tendered by the membership in favor of the merger with Getinge. It should also be noted that an overwhelming majority of the membership have tendered their personal shares bought through their 401K plan or personal brokers. These shares were tendered at a loss in an effort to give us the opportunity to work for and secure our future and that of our families. As you know, we were elected to represent our members to the best of our ability and we believe, in all fairness, that this perspective should also be made public as part of the shareholder's consideration of this merger. We, the Negotiating Committee, request that you communicate this letter to our shareholders.

We welcome your questions or concerns as well as those of our shareholders and can be reached via (716) 272-6046.

Thank you for listening to our perspective and for your consideration.


Dave Murphy, President                 Mike Belanger, Committeeman
Dan O'Coyne, Vice President            Mike Flanagan, Committeeman
Steve Posick, Chief Steward

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